UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

Aerogrow International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00768M103

(CUSIP Number)

May 15, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00768M103

1.	Names of Reporting Persons W. Michael Bissonnette

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 369,958

	6.	Shared Voting Power 12,498

	7.	Sole Dispositive Voting Power 369,958

	8.	Shared Dispositive Voting Power 12,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,456

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%(1)

12.	Type of Reporting Person (See Instructions) IN

(1)	Based on the 13,345,877 shares of Common Stock of the Issuer outstanding as of February 5, 2009, as represented by the Issuer in its Form 10-Q for the period ended December 31, 2008.

CUSIP No. 00768M103

Item 1(a).	Name of Issuer: Aerogrow International, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6075 Longbow Drive, Suite 200, Boulder, Colorado 80301

Item 2(a).	Name of Person Filing: W. Michael Bissonnette
Item 2(b).	Address of Principal Business Office or, if none, Residence: 2950 North Lakeridge Trail Boulder, Colorado 80302
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP No.: 00768M103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-l(b)(1)(ii)(J).

CUSIP No. 00768M103

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 382,456
(b) Percent of class: 2.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 369,958
(ii) Shared power to vote or to direct the vote: 12,498
(iii) Sole power to dispose or to direct the disposition of: 369,958
(iv) Shared power to dispose of or to direct the disposition of: 12,498

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

CUSIP No. 00768M103

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2009
Date
/s/ W. Michael Bissonnette
Signature
W. Michael Bissonnette
Name/Title